Mail Stop 3561

May 21, 2010

Brian J. Rice
Executive Vice President and Chief Financial Officer
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, FL 33132

> **Re:** **Royal Caribbean Cruises Ltd.**
> **File Number 001-11884**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **Definitive Proxy Statement on Schedule 14A**

Dear Mr. Rice:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended December 31, 2009

Application of Section 883 of the Internal Revenue Code, page 18

1. Reference is made to the third paragraph in this section where certain activities listed in the regulations as not being incidental to the international operation of ships include income from the sale of air and land transportation, shore excursions and pre- and post-cruise tours. In this regard, you disclose that the determination of the precise amount of such United States source income involves some uncertainties. It is unclear how you accounted for this uncertainty in income taxes in your consolidated financial statements. Please advise and provide appropriate disclosure in the consolidated financial statements of your treatment of this uncertainty in

amount of such United States source income subject to taxation. Please refer to the
guidance in ASC Topic 740-10-25-16.

Risk Factors, page 21

2. In future filings, please remove the references in your first paragraph that you discuss
some, but not all of the significant risk factors or revise to clarify that you have
discussed all known material risks.

Management's Discussion and Analysis, page 33

Other Income and (Expense), page 44

3. We note your disclosure concerning a $12.3 million out of period adjustment to
correct an error in your deferred tax liability. We also note from page F-23 that you
made a $7.1 million out of period adjustment to reduce the fair value of certain
interest rate swaps due to an error in data embedded in the software you used to assist
with calculating the fair value. It appears that the out of period adjustments are
material to the separate financial statement line item as well as to EPS. Please tell us
in greater detail why you believe that these adjustments were not material to any prior
years' financial statements or the full year 2009 financial statements.

Controls and Procedures, page 53

4. Please tell us in greater detail how you concluded that internal control over financial
reporting was effective as of December 31, 2009 given that an error in data embedded
in the software you use to assist with calculating the fair value of interest rate swaps
resulted in a $7.1 million adjustment and a change in the enacted Spanish statutory
tax rate used to calculate the deferred tax liability in 2006 was not identified until
2009, which resulted in a $12.3 million adjustment. In accordance with the guidance
in paragraph 10 of PCAOB Auditing Standard No. 2, a material weakness results if
there is more than a remote likelihood that a material misstatement of the annual or
interim financial statements will not be prevented or detected. Although you may
have concluded that the out of period adjustments were not material individually and
in the aggregate, it is unclear why you believe it is not more than a remote likelihood
that a material misstatement will not be prevented or detected with these types of
internal control deficiencies. With a view toward expanded disclosure addressing
these specific internal control deficiencies and your conclusion as to the effectiveness
of internal controls thereto, please advise us accordingly.

Notes to the Consolidated Financial Statements, page F-7

Basis for Preparation of Consolidated Financial Statements, page F-7

5. Please tell us why, under GAAP, it is appropriate to consolidated Pullmantur's results
of operations on a two-month lag. As you do not expressly state that Pullmantur's

closing date is different than your December 31 fiscal year end (as required by Rule 3A-02(b)(1) of Regulation S-X), we presume that the closing dates are the same but, notwithstanding, you have elected to consolidate this entity on a two-month time lag.

Definitive Proxy Statement on Schedule 14A

Proposal 1: Election of Directors, page 10

6. In future filings, please disclose whether you consider diversity in identifying nominees for director and describe how you consider diversity. Refer to Item 407(c)(2)(vi) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at (202) 551-3308 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 with any questions regarding comments on the risk factors or the Definitive Proxy Statement on Schedule 14A. You may also call me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief